

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3561

September 11, 2008

Via Fax & U.S. Mail

Mr. William G. Barker III
Chief Financial Officer
Sun-Times Media Group, Inc.
350 North Orleans Street, 10-S
Chicago, Illinois 60654

> **Re:** **Sun-Times Media Group Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 001-14164**

Dear Mr. Barker:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 7 – Goodwill and Intangible Assets, page 74

1. We note from Exhibit 99 to your Form 8-K filed August 8, 2008 that you are transforming yourselves from a print company with an online presence to a fully integrated, 24/7 news operation.   And, while we note that the impairment analysis you have presented in your response to our previous comment 5 has determined that your net book value is less than your market capitalization, that analysis is overly simplistic in nature.  Specifically, it appears that part of the value ascribed to your company may be attributable to your new line(s) of business.  You have acknowledged this source of value in part by your response to our previous comment 7, indicating that some portion of advertising revenues has and will continue to migrate to the Internet or other new emerging media.  As such, it appears you need to perform the analysis set forth in paragraph 21 of SFAS 142 based on two reporting units, newspapers and interactive media.  Paragraph 30 of SFAS 142 indicates that a component of an operating segment may be considered a reporting unit if the component constitutes a business for which discreet financial information is available and management regularly reviews such information.  Your inclusion of operating statistics, such as the percent of advertising revenue attributable to online advertising, indicates such information is available and is regularly reviewed.  Further, paragraph 30 goes on to state that such components may be aggregated if they have similar economic characteristics.  Your letter to shareholders referenced above indicates that these two components do not have similar economic characteristics as the "entire newspaper industry is in a deep recession, possibly the deepest in 70 years" but "[t]he online advertising market in the Chicago DMA was reported to be $890 million in 2007 and is growing well over 10 percent." Accordingly, it appears a full impairment analysis based on two reporting units is required under SFAS 142.  Please provide us with such an analysis.  Specifically, please provide us with a revised impairment analysis detailing how you determined the fair value of each reporting unit under paragraph 19 of SFAS 142 and, if you determine that an impairment may exist, how you determined the implied fair value of each reporting unit under paragraph 20 of SFAS 142.  We may have further comment upon receipt of your response.

2. Your response to our previous comment 7 does not appear to support your assertion that your subscriber lists and advertising agreements recorded as intangible assets when originally acquired continue to have the value ascribed to them in your balance sheet at December 31, 2007, or will continue to provide cash flow for the extent of the currently assigned useful life of approximately 20 years.  Please tell us how you determined your estimates of future cash flows for each intangible asset pursuant to paragraphs 16-21 of SFAS 144, and provide us with a summary of such estimates.  In this regard, please show separately the cash flows expected to be generated by your newspaper and online businesses.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief